December 15, 2025

Willard Station
Chief Financial Officer
Albany International Corp.
325 Corporate Drive
Portsmouth, New Hampshire 03801

        Re: Albany International Corp.
            Form 10-K for the Fiscal Year Ended December 31, 2024
            Filed February 26, 2025
            Form 8-K Filed November 5, 2025
            File No. 001-10026
Dear Willard Station:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 8-K Filed November 5, 2025
Reconciliations of Non-GAAP Financial Measures, page 8

1.     We note you present several non-GAAP financial measures including
Adjusted net
       revenues, Adjusted gross profit/(loss), Adjusted gross profit/(loss) margin, Adjusted
       EBITDA, Adjusted EBITDA margin, Adjusted net income, and Adjusted earnings per
       share attributable to the Company shareholders     diluted. We also note
that these
       measures exclude the CH-53K loss contract reserve and program adjustments.
       Although disclosing the impact of material items on reported GAAP results is appropriate, it is not clear to us how you determined that presenting non-GAAP financial measures excluding this item is appropriate. Please revise future filings to remove this adjustment or explain to us how you determined that excluding the CH-
       53K loss contract reserve and program adjustments from your non-GAAP performance measures is appropriate based on the nature of this item and your
       operations. Specifically address your consideration of Question 100.01 of the Division
 December 15, 2025
Page 2

       of Corporation Finance   s Compliance & Disclosure Interpretations on
Non-GAAP
       Financial Measures.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Dale Welcome at 202-551-3865 or Hugh West at 202-551-3872 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing